February 8, 2016

Via Mail

Ms. Kim McManus

Senior Counsel

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

The Fair-Haired Dumbbell LLC

Offering Statement on Form 1-A

Filed January 26, 2015, As Amended on January 28, 2016

File No. 024-10436

Dear Ms. McManus:

This letter sets forth the responses of The Fair-Haired Dumbbell LLC (“Company”) to the comments made by the staff (the “Staff”) of the U.S. Securities & Exchange Commission (the “Commission”) in a letter dated February 25, 2015 regarding the Company’s Regulation A offering statement filed on January 26, 2015. For your convenience, we have repeated each request from the Staff in bold face type exactly as given in the request letter and set forth below each such request is our response. Page numbers in our responses correspond to the pages of the enclosed marked offering statement.

General

1.

Please send all amendments and correspondence to the following address: Filer Desk - Mail Stop 3040, U.S. Securities and Exchange Commission, 100 F Street N.E., Washington, D.C. 20549.

The Company will send all amendments and correspondence to the SEC at the above address.

2.

We note that it appears that your manager and Fundrise Burnside LLC were involved in a campaign to solicit interest in a property called “the Dumbbell.” We also note that “the Dumbbell” and the Property appear to be the same property. Please tell us the relationship between the Manager and Fundrise Burnside LLC or advise. Please also tell us your relationship, if any, to Fundrise Burnside LLC.

Kim McManus

U.S. Securities & Exchange Commission

February 8, 2016

Fundrise Burnside LLC was a prior real estate development project that Manager was involved in. “The Dumbbell” and the Property are two different, and unrelated properties. The Company has no current relationship with Fundrise.

3.

We note that holders of the Class C members are required to represent that they have reviewed and understand the Offering Circular, they understand the risks involved in the business and offering, they have reviewed any business and financial information provided and have reviewed the Operating Agreement. Please note that it is inappropriate to require investors to confirm that they have reviewed and understand the Offering Circular, and the disclosure contained therein, and remove these requirements from your materials or explain to us why you believe such requirements are appropriate. In addition, we note that holders are also required to indicate that they have relied on nothing other than the Offering Circular, Operating Agreement and any associate subscription agreement in deciding whether to make an investment in the company. However, you also indicate that you will use other sales materials in your offering and that you may provide other documentation to investors upon their request. Please revise to clarify that investors are entitled to rely on all materials and information that you provide to them or explain to us why this limitation is appropriate.

The Company is asking investors to confirm that they have reviewed and understand the Offering Circular, Operating Agreement and other business information of the Company to ensure that each investor is making a fully informed decision with regard to their investment. The Company has revised its disclosure to state that investors are entitled to rely on all materials provided by the Company.

4.

We note your disclosure on pages 15-17 regarding the risks related to taxes and that you intend to file your tax returns as a partnership for federal income tax purposes. Please tell us what consideration you gave to providing a supporting tax opinion. Refer to Securities Act Forms Compliance and Disclosure Interpretations Question 128.07 for guidance.

The Company does not believe that the tax consequences associated with the sale of Class C membership units will be material and therefore has chosen to not provide a tax opinion.

Part I – Notification

Item 1. Significant Parties, page 2

5.

Please revise to identify Kevin Cavenaugh as the beneficial owner of the units held by ...Some Knucklehead Inc. and provide his address in accordance with Item 1(e) of Part I of Form 1-A.

The Company has revised Item 1 to disclose Kevin Cavenaugh as a significant party.

Item 5. Unregistered Securities Issued or Sold Within One Year, page 2

6.

We note your disclosure that the Manager contributed $6,768 in capital in exchange for the Class A Units it received. Please clarify how many Units were received related to

Kim McManus

U.S. Securities & Exchange Commission

February 8, 2016

this transaction and if any consideration other than cash was provided by the Manager. Additionally, clarify how this information reconciles to the information on page 30 as it relates to the total amount of Class A Units outstanding. Finally, explain to us how you calculated the book value per unit as $1,000.

The Manager received 1,500 units in exchange for consideration of $6,768 in cash. The book value per unit $1,000 is the Company’s assessment of the value of the Manager (and Mr. Cavenaugh) in developing the Project.

7.

We note your sale of unregistered securities to the Manager. Please revise to briefly explain the bases for computing the total consideration paid for the Class A membership units. Refer to Item 5(a)(3) of Part I of Form 1-A. Please also disclose the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements and briefly state the facts relied upon. Refer to Item 5(c) of Part I of Form I-A.

The Company has revised its disclosure in what is now Item 6 of The consideration paid by the Manager for all of the outstanding Class A membership units was based on an estimate of initial capital needed to form the Company and begin the registration process.

The Company believes that to the extent that the transaction involving Class A membership units constitutes a sale of securities, we believe such transaction qualifies as an exempt transaction under Section 4(a)(2), amongst other exemptions.

Part II — Offering Circular

8.

Please revise your disclosure in the Offering Circular to identify and discuss the amount of compensation or fees that you pay or anticipate paying the Manager as well as other service providers.

The Company respectfully submits that no fees will be paid to the Manager or any other service providers. An approximation of legal and accounting fees is approximated on page 33 of the Offering Circular.

Offering Circular Summary, page 1

General, page 1

9.

We note that the company is a limited liability company and that your manager owns 100% of your Class A Membership Units, giving it sole management rights and control over the management of the company and development of the Property. Please tell us the consideration you gave to including the balance sheet of the Manager in the filing. For reference, please see related guidance on limited partnerships in Part F/S of Form 1-A.

Kim McManus

U.S. Securities & Exchange Commission

February 8, 2016

The Company respectfully submits that the Manager is neither a predecessor of the Company or a business to which the Company is a successor and therefore is not required by Part F/S of Form 1-A. Additionally, the Company is not a limited partnership.

The Property, page 1

10.

Please tell us and revise your disclosure in your amended filing to include the status of the property purchase.

On February 8, 2015, the Company entered into an amendment to the Agreement for Purchase and Sale of Property and Right of Purchase that extends the Company’s right to purchase the property to May 15, 2015.

The Business Plan, page 2

11.

We note your disclosure of projected project costs related to the development of the Property, projected retail and office space rent per square foot, net operating income in Year One and projected annual yield at stabilization on page 19. Please provide us with the basis for your projections. Additionally, please revise your disclosure in your amended filing to include a discussion of the significant assumptions used by management and a statement regarding the limitations of the projections.

The Company has provided the basis for the financial projections through its pro-forma financial information in Tab 1 of the separately bound materials.  The Company has also revised its disclosure with a discussion of significant assumptions used and limitations of the projections.

12.

We note your disclosure on page 4 that the minimum offering is 750 units. We also note your disclosure on the cover page of Part II that the Units will be offered on a best-efforts basis and there is no minimum number of units that must be sold. Please revise for consistency.

The Company has revised the Offering Circular to state consistently that no minimum number of units must be sold and that it will retain any proceeds from the sale of units sold in the offering.

The Offering, page 4

13.

We note your disclosure on page 7 that the purchase price of a membership unit based on the Company’s Personal Conduct Repurchase Right and Litigation Repurchase Right will be book value. This does not appear consistent with the purchase price disclosed in Sections 6.8.3 and 6.9.3 of the Operation Agreement. Please revise or advise.

The Company has revised the disclosure on page 8 of the Offering Circular so that it is consistent with Sections 6.8.3 and 6.9.3 of the Operating Agreement.

Kim McManus

U.S. Securities & Exchange Commission

February 8, 2016

Summary of Financial Data, page 8

14.

Please include a complete set of financial statements within your amended filing. Reference is made to Part F/S of Form 1-A.

The Company has provided a complete set of audited financial statements in Tab 2 of the separately bound materials.

Risk Factors, page 9

15.

We note that Section 9.9 of your Operating Agreement contains a waiver of trial by jury provision. Please include a risk factor that addresses this risk to investors.

The Company has revised its disclosure on page 16 to provide for a risk factor that discloses the waiver or trial by jury.

16.

We note that Section 9.11 of your Operating Agreement contains a provision shifting the cost of attorneys’ fees to the non-prevailing party. Please expand your disclosure in the Offering Circular to describe the types of actions subject to fee-shifting, the level of recovery required by the plaintiff to avoid payment, who is subject to the provision and who would be allowed to recover. Please also expand your risk factor disclosure about how the provision could possibly discourage lawsuits that might otherwise benefit the company and its members.

The Company has revised its disclosure on pages 17 and 47 of the Offering Circular to expand its disclosure of the payment of attorneys’ fees.

The Company may exercise its right of repurchase as a result of an Investor’s personal conduct or litigation, page 13

17.

Risk factor disclosure should be detailed enough so that investors can appreciate the potential magnitude of the risk presented. Please expand this risk factor to clarify, if true, that as a result of the Company’s exercise of its litigation repurchase right, an investor may lose standing to file a lawsuit filed against the Company. In addition, please clarify, if true, that the litigation repurchase right is not limited to legal claims or lawsuits that are ultimately unsuccessful for an investor. Finally, please highlight for investors that because the purchase price for the exercise of the personal conduct repurchase right may be lower than the purchase price for the general right of repurchase, the Company may be incentivized to find that an investor has failed to conform to its personal conduct standard.

The Company has revised the risk factor on page 16 accordingly.

Kim McManus

U.S. Securities & Exchange Commission

February 8, 2016

Description of the Company’s Business, page 19

18.

We note your disclosure of “Comparables” on page 20 - 21 and the identity of the sources. Please clarify to us whether the entities referenced prepared or certified the documents cited for use in connection with the offering statement.

The Company has revised its disclosure of “Comparables” on page 22-24 to reflect that such data is publicly available sources.

The Manager, page 22

19.

We note your disclosure regarding your manager’s prior projects and the 10-year internal rates of return and the related footnotes. Please expand your disclosure to explain in more detail the basis for your return calculations and how they were calculated. In addition, please balance this disclosure with a discussion of any relevant major adverse business developments that your manager has encountered.

The Company has removed all references to the Manager’s 10-year internal rates of return and related footnotes.

Use of Proceeds, page 27

20.

We note your disclosure that the maximum gross proceeds from the sale of Units will be $1,500,000, or such higher amount you may accept. We also note your disclosure on page 28 that the Offering will close upon the earlier of (1) the sale of 1,500 Units, (2) one year from the date the Offering begins, or (3) a date prior to one year from the date the Offering begins as determined by the manager, and that no additional funds over $1,500,000 will be accepted. Please revise to reconcile this apparent discrepancy or advise.

The Company has revised the language referred to by the Staff on page 32 and confirms that the Company will not sell more than $1,500,000 in Units.

Milestone Table, page 28

21.

We note your disclosure that to close on the land, the company will use investment money raised through this offering using an online platform. Please clarify how this information reconciles to that disclosed on page 2, which states that the capital for the purchased land is anticipated to come in part from private lenders and through a potential additional capital raise outside of this offering.

As the Company closed on the land in May 2015, it has revised its disclosure to reflect that the capital for the purchase of the land came from a bank loan as well as numerous pre-development loans and not from the proceeds of this offering.

Kim McManus

U.S. Securities & Exchange Commission

February 8, 2016

22.

Please also provide disclosure of how you intend to fund the marketing of the Property to potential tenants.

The Company intends to market the property to future tenants using funds from its anticipated construction loan discussed on pages 3. The Company has revised its disclosure on page 26 accordingly.

Dilution, page 30

23.

Please clarify why the company used a book value as of September 30, 2014 to calculate dilution.

At the time of filing, September 30, 2014 financials were the latest financials available to the Company.

Management, page 34

24.

Please revise your disclosure to provide the age of Kevin Cavenaugh. Refer to Item 8(a) of Offering Circular Model B. In addition, please clarify whether in his capacity with your manager, he is considered an executive officer or significant employee.

The Company has revised page 39 of the Offering Circular to disclose Mr. Cavenaugh’s age. The Company respectfully submits that page already discloses that Mr. Cavenaugh is the manager of …Some Knucklehead, Inc.

Description of the Operating Agreement of the Company, page 36

25.

We note that your description of the General Right of Repurchase on page 39 does not also discuss the Company’s affirmation that it will not exercise the right for less than all of the units and only in the event that it has enough cash on hand to fully fund a repurchase of all of the Class C Membership Units that is disclosed on page 7. Please revise to ensure that you consistently describe the Company’s intention with respect to the repurchase rights or advise.

The Company has revised its disclosure and removed all reference to a restriction on purchasing less than all of the units with respect to the general right of repurchase. The Company believes that it needs to retain the flexibility to purchase some, but not all, of the Class C Membership Units based on the financial position of the Company at such time.

Plan of Distribution, page 40

26.

We note your disclosure that Kevin Cavenaugh’s attempts to offer and sell Units in connection with this offering will not require registration under Exchange Act Section 15(a). We also note your disclosure on page 7 that the online platform that Mr. Cavanaugh intends to use to offer and sell units may require a fee based upon

Kim McManus

U.S. Securities & Exchange Commission

February 8, 2016

the total amount of funds raised. Please tell us if Mr. Cavenaugh intends to rely on the safe harbor provisions of Rule 3a4-1 and tell us the basis in which he will meet the safe harbor provisions of Rule 3a4-1.

Mr. Cavenaugh does intend to rely on the safe harbor provisions of Rule 3a4-1. Mr. Cavenaugh is not subject to a statutory disqualification, will not be compensated in connection with the sale of Units and is not and will not be an associated person of a broker or dealer at the time of sale. Additionally, Mr. Cavenaugh satisfies the requirement of § 240.3a4-1(a)(4)(ii). Specifically, (i) in his role as manager of …Some Knucklehead, Inc., he will perform substantial duties for the Company at the end of the offering, (ii) he has not been a broker or dealer, or associated person of a broker of dealer, at any time prior to the offering, and (iii) he does not participate in selling an offering of securities for any issuer more than once every 12 months (other than in reliance on Rule 3a4-1(a)(4)(i) or (iii)).

27.

We note your disclosure on page 41 regarding your use of sales material. Please confirm that you will file any advertisement or written communication with the staff to the extent it contains substantive changes or additions from previously filed materials as required by Rule 256.

The Company confirms that it will file any advertisement or written communication to the extent it contains substantive changes or additions from previously filed materials.

Part III – Exhibits

28.

Please file all exhibits required by Form 1-A, including any management contract you have with ...Some Knucklehead Inc. and test-the-water materials. We note that you intend to file your legality opinion by amendment. Please also file this exhibit as soon as possible to facilitate our review.

The Company has not entered into a management contract with its Manager has not used any test-the-water materials to date. The Company has filed a draft legality opinion with this amendment and such opinion can be found in Tab 3 of the separately bound materials.

Thank you for your consideration of the Company’s responses to the Staff’s comments.  We appreciate your review and assistance.  If you have any questions regarding this response, please do not hesitate to call me at 202-372-9122.

Sincerely,

/s/ David J. Lavan

David J. Lavan, Esq. Dinsmore & Shohl LLP